UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

June 18, 2010

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On June 16, 2010, in accordance with Italian law, the requisite Italian Internal Dealing form was filed with Borsa and CONSOB to disclose the transactions described below.

Through a series of transactions completed on the Milan Stock Exchange’s Mercato Telematico Azionario, Antonio Miyakawa, Executive Vice President, Marketing, Style & Product of Luxottica Group S.p.A. (the “Company”), sold:

•      8,000 ordinary shares of the Company on June 11, 2010, with an average price per share of Euro 21.2913;

•      3,000 ordinary shares of the Company on June 14, 2010, with an average price per share of Euro 21.36; and

•      26,000 ordinary shares of the Company on June 15, 2010, with an average price per share of Euro 21.4041.

Mr. Miyakawa purchased these shares from Delfin S.ar.l. pursuant to grants made to him under the Delfin plan. The Delfin plan was established in 2004.  At that time, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.a.r.l.), a holding company of the Del Vecchio family, representing, at that time, 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company at an exercise price of Euro 13.67 per share. The stock options to be issued under the stock option plan vested upon meeting certain economic objectives in June 2006.

END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: June 18, 2010	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER